Exhibit 99.1

Genius Sports Announces Availability of its 2023 Annual Report on Form 20-F

LONDON & NEW YORK, March 15, 2024 – Genius Sports Limited (“Genius Sports”) (NYSE:GENI), today announced that its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 has been filed with the Securities and Exchange Commission.

The annual report on Form 20-F can be accessed on the Company’s Investor Relations website at investors.geniussports.com or on the SEC’s website at www.sec.gov.

Shareholders may request a hard copy of the Company’s Annual Report, which includes complete audited financial statements, free of charge, by visiting the “Investor & Media Contacts” page of the Company’s Investor Relations website.

About Genius Sports

Genius Sports is the official data, technology and broadcast partner that powers the global ecosystem connecting sports, betting and media. Our technology is used in over 150 countries worldwide, creating highly immersive products that enrich fan experiences for the entire sports industry.

We are the trusted partner to over 400 sports organizations, including many of the world’s largest leagues and federations such as the NFL, EPL, FIBA, NCAA, NASCAR, AFA and Liga MX.

Genius Sports is uniquely positioned through cutting-edge technology, scale and global reach to support our partners. Our innovative use of big data, computer vision, machine learning, and augmented reality, connects the entire sports ecosystem from the rights holder all the way through to the fan.

Contacts

Media

Chris Dougan, Chief Communications Officer

+1 (202) 766-4430

chris.dougan@geniussports.com

Investors

Brandon Bukstel, Investor Relations Manager

+1 (954) 554-7932

brandon.bukstel@geniussports.com